SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1634
(Amendment No. 7)*

Mentor Graphics Corporation
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

587200106
(CUSIP Number)

Casablanca Capital LLC
450 Park Avenue, Suite 1403
New York, NY 10022
Attn: Douglas Taylor
(212) 759-5626

with a copy to:
David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 16 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1634 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 587200106	SCHEDULE 13D/A	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Casablanca Special Opportunities Fund I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 581,102
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 581,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 581,102
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Casablanca Capital I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 581,102
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 581,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 581,102
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON* IA, OO

CUSIP No 587200106	SCHEDULE 13D/A	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Casablanca Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 809,840
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 809,840
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 809,840
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7%
14	TYPE OF REPORTING PERSON* IA, OO

CUSIP No 587200106	SCHEDULE 13D/A	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald G. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,822
	8	SHARED VOTING POWER 809,840
	9	SOLE DISPOSITIVE POWER 39,822
	10	SHARED DISPOSITIVE POWER 809,840
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 849,662
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No 587200106	SCHEDULE 13D/A	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 809,840
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 809,840
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 809,840
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No 587200106	SCHEDULE 13D/A	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francisco D’Agostino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 846,140
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 846,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 846,140
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No 587200106	SCHEDULE 13D/A	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Element Multi Strategy Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No 587200106	SCHEDULE 13D/A	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Element Capital Advisors Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON* IA, CO

CUSIP No 587200106	SCHEDULE 13D/A	Page 10 of 16 Pages

1
NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,268,857
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,268,857
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,268,857
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.6%
14	TYPE OF REPORTING PERSON* IA, OO

CUSIP No 587200106	SCHEDULE 13D/A	Page 11 of 16 Pages

This Amendment No. 7 to Schedule 13D amends and supplements the Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission on February 3, 2011, Amendment No. 1 filed with the Securities and Exchange Commission on February 8, 2011 ("Amendment 1"), Amendment No. 2 filed with the Securities and Exchange Commission on February 14, 2011 ("Amendment 2"), Amendment No. 3 filed with the Securities and Exchange Commission on March 10, 2011 ("Amendment 3"), Amendment No. 4 filed with the Securities and Exchange Commission on March 14, 2011 ("Amendment 4"), Amendment No. 5 filed with the Securities and Exchange Commission on April 1, 2011 ("Amendment 5") and Amendment No. 6 filed with the Securities and Exchange Commission on April 26, 2011 ("Amendment 6" and together with the Original Schedule 13D, Amendment 1, Amendment 2, Amendment 3, Amendment 4, Amendment 5 and this Amendment No. 7, the "Schedule 13D"), with respect to the common shares (the "Shares"), without par value per share, of Mentor Graphics Corporation. Except as set forth herein the Schedule 13D is unmodified.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $83,034,961 (including brokerage commissions) in the aggregate to purchase the Shares reported in this Schedule 13D.

The source of the funds used to acquire the Shares being reported held by (i) the Casablanca Fund was the working capital of the Casablanca Fund, (ii) the Managed Accounts was the assets of the investment advisory clients of Casablanca, (iii) Mr. Drapkin was his personal funds, (iv) the Element Fund was the working capital of the Element Fund, and (v) AIMCo on behalf of investment management clients was the assets of such clients. In addition, none of the proceeds used to purchase the Shares were provided through borrowings of any nature.  The funds obtained by the Casablanca Fund and the Managed Accounts for acquiring the Shares were obtained for the purpose of acquiring or holding such securities

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is amended and supplemented to add the following information for updating as of the date hereof:

Representatives of the Reporting Persons have engaged, and expect to continue to engage, in discussions with management and members of the Board of the Issuer to discuss the Issuer's business, operations, management, strategic direction, governance and other matters.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a), Item 5(b) and Item 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b)

The aggregate number and percentage of Shares to which this Schedule 13D relates is 7,154,819 Shares of the common stock of the Issuer, constituting approximately 6.4% of the 111,073,739 Shares outstanding as of June 3, 2011, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 7, 2011.

CUSIP No 587200106	SCHEDULE 13D/A	Page 12 of 16 Pages

(i)	the Casablanca Fund:
	(a)	As of the date hereof, the Casablanca Fund may be deemed the beneficial owner of 581,102 Shares.
Percentage: Approximately 0.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 581,102 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 581,102 Shares

(ii)	Casablanca I:
	(a)	As of the date hereof, the Casablanca I may be deemed the beneficial owner of 581,102 Shares.
Percentage: Approximately 0.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 581,102 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 581,102 Shares

(iii)	Casablanca:
	(a)	As of the date hereof, Casablanca may be deemed the beneficial owner of 809,840 Shares.
Percentage: Approximately 0.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 809,840 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 809,840 Shares

(iv)	Mr. Drapkin:
	(a)	As of the date hereof, Mr. Drapkin may be deemed the beneficial owner of 849,662 Shares.
Percentage: Approximately 0.8% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 39,822 Shares
		2.	Shared power to vote or direct vote: 809,840 Shares
		3.	Sole power to dispose or direct the disposition: 39,822 Shares
		4.	Shared power to dispose or direct the disposition: 809,840 Shares

(v)	Mr. Taylor:
	(a)	As of the date hereof, Mr. Taylor may be deemed the beneficial owner of 809,840 Shares.
Percentage: Approximately 0.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 809,840 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 809,840 Shares

(vi)	Mr. D'Agostino:
	(a)	As of the date hereof, Mr. D'Agostino may be deemed the beneficial owner of 846,140 Shares.
Percentage: Approximately 0.8% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 846,140 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 846,140 Shares

CUSIP No 587200106	SCHEDULE 13D/A	Page 13 of 16 Pages

(vii)	the Element Fund:
	(a)	As of the date hereof, the Element Fund may be deemed the beneficial owner of 36,300 Shares.
Percentage: Approximately 0.0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 36,300 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 36,300 Shares

(viii)	Element Advisor:
	(a)	As of the date hereof, Element Advisor may be deemed the beneficial owner of 36,300 Shares.
Percentage: Approximately 0.0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 36,300 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 36,300 Shares

(ix)	AIMCo:
	(a)	As of the date hereof, AIMCo may be deemed the beneficial owner of 6,268,857 Shares.
Percentage: Approximately 5.6% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 6,268,857 Shares
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 6,268,857 Shares
		4.	Shared power to dispose or direct the disposition: 0

Casablanca serves as investment advisor to Casablanca Fund, AIMCo and additional individual and institutional clients which hold discretionary private accounts with Casablanca.  Casablanca owns no securities of the Issuer directly, but because it has voting or investment control over the Shares owned by the Casablanca Fund and its discretionary private accounts, it may be deemed to beneficially own the Shares held by the Casablanca Fund and its discretionary private account clients.  Casablanca also serves as investment advisor to AIMCo, and can recommend the voting of the Shares which may be deemed to be beneficially owned by AIMCo, and therefore, may be deemed to beneficially own such Shares.

Each of Mr. Drapkin, Mr. Taylor and Mr. D'Agostino, as members of Casablanca's management committee, are in a position to indirectly determine the voting and investment decisions regarding the Issuer's securities held by Casablanca's investment advisory clients, including the Casablanca Fund.

Mr. D'Agostino, as President and Managing Director of Element Advisor is in a position to indirectly determine the voting and investment decisions regarding the Issuer's securities held by the Element Fund.

AIMCO serves as investment manager to Alberta public sector clients, including Alberta public sector pension plans and provincial endowment funds.  AIMCO owns no securities of the Issuer directly, but because it has voting or investment control over the Shares owned by its investment management clients, it may be deemed to beneficially own the Shares held by its investment management clients.

CUSIP No 587200106	SCHEDULE 13D/A	Page 14 of 16 Pages

As of the date hereof, the Casablanca Reporting Persons beneficially owned an aggregate of 885,962 Shares, constituting approximately 0.8% of the Shares outstanding, the Element Reporting Persons beneficially owned an aggregate of 846,140 Shares, constituting approximately 0.8% of the Shares outstanding, and AIMCo beneficially owned an aggregate of 6,268,857 Shares, constituting approximately 5.6% of the Shares outstanding.

The Casablanca Reporting Persons, the Element Reporting Persons and AIMCo may be deemed to have formed a "group," within the meaning of Section 13(d)(3) of the Exchange Act.  Collectively, the group may be deemed to have voting control over a combined 6.4% of the Shares. However, each of the Casablanca Reporting Persons (other than Mr. D'Agostino) expressly disclaims beneficial ownership of the Shares beneficially owned by the Element Reporting Persons, each of the Casablanca Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by AIMCo, each of the Element Reporting Persons (other than Mr. D'Agostino) expressly disclaims beneficial ownership of the Shares beneficially owned by the Casablanca Reporting Persons and AIMCo, and AIMCo expressly disclaims beneficial ownership of the Shares beneficially owned by the Casablanca Reporting Persons and the Element Reporting Persons.

(c) Please see Schedule 2 for a list of transactions in the Shares by the Reporting Persons during the past sixty (60) days.

CUSIP No 587200106	SCHEDULE 13D/A	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 16, 2011

Casablanca Special Opportunities Fund I, LLC

By:	Casablanca Capital LLC, its Investment Manager

By:	/s/ Douglas Taylor
Name:	Douglas Taylor
Title:	Chief Executive Officer

Casablanca Capital I LLC

By:	/s/ Douglas Taylor
Name:	Douglas Taylor
Title:	Chief Executive Officer

Casablanca Capital LLC

By:	/s/ Douglas Taylor
Name:	Douglas Taylor
Title:	Chief Executive Officer

/s/ Donald G. Drapkin
Donald G. Drapkin

/s/ Douglas Taylor
Douglas Taylor

/s/Francisco A'Agostino
Francisco D'Agostino

CUSIP No 587200106	SCHEDULE 13D/A	Page 16 of 16 Pages

Element Multi Strategy Fund Ltd.

By:	/s/ Francisco D'Agostino
Name:	Francisco D'Agostino
Title:	Director

Element Capital Advisors Ltd.
By:	/s/ Francisco D'Agostino
Name:	Francisco D'Agostino
Title:	President and Director

Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation

By:	/s/ Brian Gibson
Name:	Brian Gibson
Title:	Senior Vice President, Public Equities

Transactions In The Shares By The
Reporting Persons In The Past Sixty (60) Days

The following tables set forth all transactions in the Shares effected in the past sixty (60) days by any of the Reporting Persons, as applicable. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Casablanca Special Opportunities Fund I, LLC

Trade Date	Amount Purchased (Sold)	Price per Share

7/12/2011	623	$12.32
7/13/2011	110	$12.33
7/14/2011	762	$12.18
7/15/2011	916	$12.12
7/18/2011	234	$11.74
7/19/2011	464	$11.70
7/20/2011	11	$11.75
7/21/2011	1,441	$11.74
7/22/2011	236	$11.74
8/8/2011	875	$8.95
8/9/2011	875	$8.85
8/10/2011	304	$8.99
8/12/2011	543	$9.28
8/16/2011	25	$9.30

Casablanca Managed Accounts

Trade Date	Amount Purchased (Sold)	Price per Share

6/27/2011	5465	$12.25
6/27/2011	273	$12.25
6/27/2011	273	$12.25
6/28/2011	1412	$12.29
6/28/2011	71	$12.29
6/28/2011	71	$12.29
7/12/2011	2395	$12.32
7/12/2011	1437	$12.32
7/12/2011	120	$12.32
7/12/2011	120	$12.32
7/13/2011	423	$12.33
7/13/2011	254	$12.33
7/13/2011	21	$12.33
7/13/2011	21	$12.33
7/14/2011	2927	$12.18
7/14/2011	1756	$12.18
7/14/2011	146	$12.18
7/14/2011	146	$12.18
7/15/2011	3524	$12.12
7/15/2011	2114	$12.12
7/15/2011	176	$12.12
7/15/2011	176	$12.12
7/18/2011	899	$11.74
7/18/2011	539	$11.74
7/18/2011	45	$11.74
7/18/2011	45	$11.74
7/19/2011	1784	$11.70
7/19/2011	1071	$11.70
7/19/2011	89	$11.70
7/19/2011	89	$11.70
7/20/2011	43	$11.75
7/20/2011	26	$11.75
7/20/2011	2	$11.75
7/20/2011	2	$11.75
7/21/2011	5542	$11.74
7/21/2011	3325	$11.74
7/21/2011	277	$11.74
7/21/2011	277	$11.74
7/22/2011	904	$11.74
7/22/2011	542	$11.74
7/22/2011	45	$11.74
7/22/2011	45	$11.74
8/8/2011	3364	$8.95
8/8/2011	2018	$8.95
8/8/2011	168	$8.95
8/8/2011	168	$8.95
8/9/2011	3364	$8.85
8/9/2011	2018	$8.85
8/9/2011	168	$8.85
8/9/2011	168	$8.85
8/10/2011	1175	$8.99
8/10/2011	705	$8.99
8/10/2011	59	$8.99
8/10/2011	59	$8.99
8/12/2011	2,093	$9.28
8/12/2011	1,256	$9.28
8/12/2011	105	$9.28
8/12/2011	105	$9.28
8/16/2011	96	$9.30
8/16/2011	58	$9.30
8/16/2011	5	$9.30
8/16/2011	5	$9.30

AIMCo

Trade Date	Amount Purchased (Sold)	Price per Share

6/27/2011	164,778	$12.25
6/28/2011	42,592	$12.29
7/12/2011	72,230	$12.32
7/13/2011	12,745	$12.33
7/14/2011	88,260	$12.18
7/15/2011	105,948	$12.12
7/18/2011	27,022	$11.74
7/19/2011	53,791	$11.70
7/20/2011	1,290	$11.75
7/21/2011	167,108	$11.74
7/22/2011	27,811	$11.74
8/8/2011	100,000	$8.95
8/9/2011	100,000	$8.85
8/10/2011	35,416	$8.99
8/12/2011	63,101	$9.28
8/16/2011	1,483	$9.30

Donald Drapkin

Trade Date	Amount Purchased (Sold)	Price per Share

6/27/2011	6,011	$12.25
6/28/2011	1,554	$12.29
7/12/2011	575	$12.32
7/13/2011	101	$12.33
7/14/2011	703	$12.18
7/15/2011	846	$12.12
7/18/2011	216	$11.74
7/19/2011	428	$11.70
7/20/2011	10	$11.75
7/21/2011	1,330	$11.74
7/22/2011	217	$11.74
8/8/2011	807	$8.95
8/9/2011	807	$8.85
8/10/2011	282	$8.99
8/12/2011	502	$9.28
8/16/2011	23	$9.30